NEWALTA
Better ways to manage waste

05010640

August 12, 2005

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated August 11, 2005;

2. Interim Report for the six months ended June 30, 2005 including interim financial statements and Management's Discussion and Analysis;

3. Form 52-109 FT2 - Certification of Annual Filings during Transition Period – CEO; and

4. Form 52-109 FT2 - Certification of Annual Filings during Transition Period – CFO.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Vivian Zipchian

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
General Counsel

Encl.

NEWALTA CORPORATION
1200, 333 – 11 Avenue S.W.
Calgary, AB T2R 1L9

TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

File No. 82-34834

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

NEWALTA INCOME FUND ANNOUNCES 2005 SECOND QUARTER RESULTS

CALGARY, Alberta, August 11, 2005 – Newalta Income Fund ("Newalta" or the "Fund") today announced financial results for the three and six months ended June 30, 2005. Revenue and operating results improved in both divisions in spite of unseasonably wet weather in June which led to a general slowdown in activity and restricted the transportation of waste to our processing facilities. Revenue for the three months ended June 30, 2005 improved 16% to $47.0 million compared to $40.4 million and combined divisional net margin[5] increased 19% to $15.1 million compared to $12.7 million last year. Operating expenses, as a percent of revenue, were reduced to 59% compared to 60% in the same quarter last year.

The Industrial division ("Industrial") continued to drive improved profitability and increased returns. Revenue was up 6% to $17.3 million and net margin improved 27% to $3.1 million compared to $16.4 million and $2.4 million, respectively, in the second quarter of 2004. Increased profitability was attributable to the expansion and acquisition of profitable services, improved product pricing and cost reduction initiatives. Wet weather delayed on-site projects and limited further gains. Higher crude oil prices resulted in a decline in net margin of $0.6 million in the quarter, due to decreased collection revenue and increased vehicle fuel costs. Excluding the impact of higher crude oil prices, net margin increased by 51%. Maintenance capital expenditures were $0.3 million compared to $0.7 million in 2004.

The Oilfield division ("Oilfield") also generated strong results in the quarter as revenue increased to $29.8 million, up 23% from $24.1 million, and net margin increased to $12.0 million, up 17% from $10.2 million in 2004. Financial performance was negatively impacted by the inclement weather. Third party well completions and workovers were down approximately 20% during the quarter, impacting oilfield waste processing volumes. Crude oil sales were relatively unchanged compared to the same quarter of 2004. The volume of crude oil recovered by Newalta was down 15% while the average price per barrel sold increased 17%. Two-thirds of the revenue increase in the quarter was attributable to growth in on-site services, satellites and partnerships, which resulted from growth capital expenditures in 2004. Maintenance capital expenditures were $2.2 million compared to $2.3 million in 2004.

Selling, general and administrative ("SG&A") costs in the quarter increased by $1.3 million to $5.4 million compared to $4.1 million in 2004. The increase in SG&A costs was due primarily to increased salaries and related costs, corporate governance, advertising and other costs associated with growth in the business.

Cash flow[2] of $13.1 million, or $0.48 per unit, for the three months increased by 12% compared to $11.7 million, or $0.43 per unit, in 2004. Cash available for growth and distributions[3] grew by 38% to $10.5 million, or $0.38 per unit, compared to $7.6 million, or $0.28 per unit, in the same quarter last year. Cash distributed[4] to unitholders represented 103% of cash available for growth and distributions in the quarter, but represented 79% for the six months ended June 30, 2005.

On July 28, 2005, the Fund entered into a new credit agreement with a lending syndicate of four Canadian chartered banks. Under this new $130.0 million credit agreement, Newalta's extendible operating line to fund working capital remains at $25.0 million and the extendible term facility to fund growth was increased from $65.0 million to $105.0 million.

Maintenance capital expenditures in the quarter were $2.7 million compared to $3.3 million in 2004. Total maintenance capital expenditures are still estimated to be approximately $9.0 million in 2005. Growth and acquisition capital expenditures in the quarter were $7.8 million compared to $11.4 million in 2004. An Oilfield facility in Plover Lake, Saskatchewan was acquired during the quarter for total cash consideration of $4.1 million. In addition, effective August 1, 2005, substantially all of the assets of WasteCo Environmental Services Ltd., an Oilfield and Industrial waste management operation, were acquired for cash consideration of approximately $7.6

GAAP. Cash flow is calculated from the consolidated statements of cash flows and is defined as cash provided by operating activities before changes in non-cash working capital and asset retirement costs.

[3] Cash available for growth and distributions is used by management to supplement cash flow as a measure of operating performance and leverage. Cash available for growth and distributions as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other funds or entities. The objective of this non-GAAP measure is to calculate the amount which is available for distribution to unitholders. Cash available for growth and distributions is defined as cash flow less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs plus net proceeds on sales of fixed assets.

[4] Cash distributed is provided to assist management and investors in determining the actual cash outflow to unitholders in each period and is used to analyze liquidity. Cash distributed as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other funds or entities. Cash distributed is defined as distributions declared for the period plus opening distributions payable, less ending distributions payable and distributions reinvested by unitholders under the DRIP during the period.

[5] Net margin is used by management to analyze divisional operating performance. Net margin as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other funds or entities. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and depreciation and accretion expenses.

The consolidated financial statements and notes thereto and Management's Discussion and Analysis are attached.

Management will hold a conference call on Thursday, August 11, 2005 at 1:00 p.m. (ET) to discuss the Fund's performance for the three months and six months ended June 30, 2005. To listen, please dial 1-888-334-9269 or 416-695-9709, or log onto the webcast at www.newalta.com. For those unable to listen to the live event, a rebroadcast will be available at www.newalta.com and, until midnight on August 18, 2005, by dialing 1-888-509-0081 or 416-695-5275.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 44 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its position in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Phone: (403) 206-2684
www.newalta.com

NEWALTA INCOME FUND

Management's Discussion and Analysis

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005

This document contains certain forward-looking statements, relating to the operations or to the environment in which Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund, "Newalta") operate, which are based on Newalta's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Newalta's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include, but are not limited to, general economic, regulatory, oil and gas industry activity and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Newalta does not undertake any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this document are expressly qualified by this cautionary statement.

This Management's Discussion and Analysis contains references to certain financial measures that do not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles ("GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined below:

"EBITDA" is provided to assist management and investors in determining the ability of Newalta to generate cash from operations. EBITDA is calculated from the consolidated statements of operations and accumulated earnings and is defined as revenue less operating and selling, general and administrative expenses. All references to EBITDA throughout this document have the meaning set out in this note.

"Cash flow" is provided to assist management and investors in analyzing operating performance and leverage. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Cash flow is calculated from the consolidated statements of cash flows and is defined as cash provided by operating activities before changes in non-cash working capital and asset retirement costs. All references to cash flow and cash flow per unit throughout this document have the meaning set out in this note.

"Cash available for growth and distributions" is used by management to supplement cash flow as a measure of operating performance and leverage. The objective of this non-GAAP measure is to calculate the amount which is available for distribution to unitholders. Cash available for growth and distributions is defined as cash flow less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs plus net proceeds on sales of fixed assets. All references to cash available for growth and distributions throughout this document have the meaning set out in this note.

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders in each period and is used to analyze liquidity. Cash distributed is defined as distributions declared for the period plus opening distributions payable, less ending distributions payable and distributions reinvested by unitholders under the DRIP during the period. All references to cash distributed throughout this document have the meaning set out in this note.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and depreciation and accretion expenses. All references to net margin throughout this document have the meaning set out in this note.

The following discussion and analysis should be read in conjunction with the consolidated interim financial statements of the Fund and the notes thereto for the six months ended June 30, 2005, the consolidated financial statements of the Fund and notes thereto, the Management's Discussion and Analysis and the Annual Information Form of the Fund for the year ended December 31, 2004, and the consolidated interim financial statements of the Fund and the notes thereto and the Management's Discussion and Analysis for the six months ended June 30, 2004.

Information for the three months and six months ended June 30, 2005, along with comparative information for 2004, is provided.

This Management's Discussion and Analysis is dated August 10, 2005 and takes into consideration information available up to that date.

OVERALL PERFORMANCE

Strong performance in the second quarter was tempered by unusually wet weather conditions in the month of June which reduced activity levels in both divisions. In spite of this, Newalta achieved revenue growth of 16% to $47.0 million and improved profitability as combined divisional net margin increased by 19% to $15.1 million, compared to $40.4 million and $12.7 million, respectively, in 2004. The Industrial division ("Industrial") was the primary source for the increased profitability as revenue grew 6% to $17.3 million, while net margin increased 27% to $3.1 million, compared to $16.4 million and $2.4 million, respectively, in 2004. Increased profitability was attributed to the expansion and acquisition of profitable services, improved product pricing and cost reduction initiatives. High crude oil prices continued to impact Industrial, resulting in a reduction to net margin of $0.6 million due to decreased collection revenue and increased transportation fuel costs. Strong results were also generated in the Oilfield division ("Oilfield"), although performance was affected by the wet weather. The number of third party well completions and workovers were down approximately 20% on the quarter, impacting Oilfield waste processing volumes, yet revenue grew by 23% to $29.8 million and net margin increased 17% to $12.0 million compared to last year. A significant portion of the revenue growth in Oilfield was attributable to 2004 growth capital initiatives related to the expansion in on-site services, satellites and partnerships, as well as contribution from acquisitions completed in 2004. Crude oil sales did not impact revenue growth in the second quarter as increases in commodity prices were offset by reduced volumes sold.

Cash flow increased 12% to $13.1 million, or $0.48 per unit, compared to $11.7 million, or $0.43 per unit, in 2004. For the first half of 2005, cash flow was up by 12% to $28.5 million, or $1.04 per unit, compared to $25.5 million, or $0.94 per unit. Maintenance capital expenditures, which are funded from cash flow, were $2.7 million compared to $3.3 million in 2004. Cash available for growth and distribution in the second quarter increased 38% to $10.5 million compared to $7.6 million in 2004, due to increased cash flow and the elimination of principal repayments. Cash distributed to unitholders represented 103% of cash available for growth and distributions in the quarter, but represented 79% for the six months ended June 30, 2005.

Growth capital expenditures of $3.7 million were incurred in the quarter compared to $6.3 million in 2004. Contribution from the growth capital expenditures in 2004 was experienced in both divisions during the second quarter. Total acquisition expenditures were $4.1 million compared to $5.1 million in 2004.

Segmented information is discussed in further detail in the Results of Operations.

RESULTS OF OPERATIONS

Revenue increased $6.6 million in the second quarter, of which $5.7 million was generated from Oilfield and $0.9 million from Industrial. For the first half of 2005, revenue increased $12.2 million or 15% to $95.5 million compared to $83.3 million in 2004, of which $11.3 million of the revenue increase was derived from Oilfield and the remainder from Industrial. A significant portion of the Oilfield revenue increase for each of the six and three months ended June 30, 2005 was attributable to growth in on-site services, satellites and partnerships. Crude oil sales accounted for $0.9 million of Oilfield's revenue increase in the first half. Industrial continued to experience the effect of high crude oil prices as collection revenue was adversely impacted by an estimated $0.7 million in the first six months of 2005. Excluding the impact of high crude oil prices, Industrial revenue was up by $1.6 million in the first half, attributable to improved product sales and the contribution from acquisition and growth capital initiatives completed in 2004.

While revenue in the second quarter increased 16%, combined divisional net margin increased 19% to $15.1 million compared to $12.7 million in 2004. Improved profitability was driven by Industrial due primarily to improved product pricing and management initiatives aimed at improving operating efficiency and reducing costs. Combined divisional net margin for the first half increased 19% to $32.5 million compared to $27.4 million in 2004.

Operating expenses, as a percent of revenue, were reduced to 59% compared to 60% in the second quarter of 2004. For the first half of 2005, operating expenses were 58% of revenue compared to 59% in the prior year. Initiatives relating to improving margins and expanding profitable service areas are proceeding as planned.

INDUSTRIAL

Industrial collects liquid and semi-solid industrial wastes as well as automotive wastes, including lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resaleable products. Industrial produces various resaleable products from waste lubricating oil, including base oils, refinery feedstocks, industrial fuels and carrier fluids such as drilling oil. Industrial accounted for 32% of Newalta's total assets and generated 37% of Newalta's total revenue for the quarter ended June 30, 2005. Approximately $8.3 million or 48% of revenue during the quarter was derived from product sales as compared to $7.4 million or 47% in 2004. The balance of Industrial's revenue was derived mainly from collection and processing fees, which remained unchanged at $8.9 million compared to the same quarter of 2004. Industrial's performance is impacted by the general state of the economy in western Canada, as well as commodity prices and economic conditions related to the oil and gas, mining and forestry industries. The automotive market into which the resaleable Industrial products are sold is generally a stable market as the sale of goods such as lube oil does not significantly fluctuate from year to year.

Industrial revenue for the second quarter increased $0.9 million or 6% to $17.3 million compared to $16.4 million in 2004. Net margin increased $0.7 million or 27% to $3.1 million compared to $2.4 million in 2004. High crude oil prices continued to impact Industrial in the second quarter, resulting in an estimated reduction to net margin of $0.6 million due to decreased used oil collection revenue, as industrial fuel consumers sourced alternative fuel sources, and increased transportation fuel costs. Excluding this effect, Industrial's revenue was up $1.3 million or 8% and net margin was up $1.3 million or 51%. Increased profitability was attributable to the expansion and acquisition of profitable services, improved product pricing and cost reduction initiatives. Used oil collection volumes showed modest improvement compared to the same quarter in 2004. Wet weather limited further gains by delaying project work and site services activities such as road de-dust.

Growth capital expenditures in the second quarter were $0.6 million compared to $1.0 million in 2004. Maintenance capital expenditures were $0.3 million compared to $0.7 million in 2004.

Industrial will continue to focus on developing product markets, leveraging its centrifugation expertise in sludge processing, increasing utilization of its fleet of mobile equipment for site services, expanding wastewater processing as well as identifying potential acquisitions of complementary businesses. This strategy, combined with the contribution from acquisitions and growth capital spending investments undertaken in 2004, is anticipated to contribute to strong performance for the remainder of 2005.

OILFIELD

Oilfield recovers and resells crude oil from oilfield waste. Oilfield accounted for approximately 63% of Newalta's total assets and generated 63% of Newalta's revenue in the second quarter. Revenue from Oilfield is generated mainly from the fees charged for the treatment and processing of various oilfield waste materials and from the sale of recovered crude oil. Approximately 85% of revenue is derived from day to day production-related waste. Revenue is also impacted by oilfield activity levels which are driven mainly by commodity prices. A change of Cdn $1.50 for WTI is estimated to impact operating income by approximately $0.5 million.

Oilfield revenue increased to $29.8 million, up 23% from $24.1 million, and net margin increased to $12.0 million, up 17% from $10.2 million. Despite the strong results, performance was negatively impacted by unseasonably wet weather in the second quarter which delayed drilling and completions activity and impacted Oilfield waste processing volumes. The number of third party well completions and workovers in Western Canada were down approximately 20% during the quarter compared to the prior year. A significant portion of the revenue growth in Oilfield was provided by 2004 growth capital initiatives related to the expansion of on-site services, satellites and partnerships, as well as contribution from acquisitions completed in 2004. Crude oil sales did not contribute to revenue growth in the quarter as higher crude oil prices were offset by lower volumes.

Recovered crude oil sales decreased by 0.5% to $3.7 million compared to $3.8 million in 2004. The volume of crude oil sold to Newalta's account was 78,015 barrels compared to 91,960 barrels in 2004, representing a decrease of 15%. This decrease is mainly attributable to cavern oil recoveries. The price per barrel sold increased by 17% to an average price of Cdn $48.15 per barrel compared to an average price of Cdn $41.04 per barrel in 2004. The total volume of crude oil recovered in the second quarter increased by 4% to 236,700 barrels compared to 226,800 barrels in 2004.

Acquisitions completed in the second quarter included an Oilfield facility in Plover Lake, Saskatchewan acquired on April 15, 2005 for total cash consideration of $4.1 million. This acquisition, in addition to the Greencourt, Alberta facility acquired in the first quarter, provided meaningful contribution to revenue and net margin in the second quarter. Growth capital expenditures in the division were $1.8 million compared to $4.5 million in 2004. Maintenance capital expenditures were $2.2 million compared to $2.3 million in 2004.

The outlook for Oilfield for the remainder of 2005 remains positive. Activity levels have been strong in the third quarter and are expected to remain strong as producers take advantage of favourable market conditions and robust commodity prices. Growth capital investments and acquisitions made in 2004 are expected to continue to positively impact performance for the remainder of 2005. These conditions, combined with the continued impact of management initiatives, a plan to develop complementary services and an aggressive growth program, should result in continued strong results.

CORPORATE AND OTHER

Selling, general and administrative ("SG&A") costs increased $1.3 million or 30% to $5.4 million compared to $4.1 million in the second quarter of 2004. The increase in second quarter SG&A costs was due primarily to increased salaries and related costs, corporate governance, advertising and other costs associated with growth in the business. SG&A costs as a percent of revenue were 11.4% compared to 10.2% in the same quarter of last year. Management's continued goal is to maintain SG&A costs, as a percent of revenue, at 10% or less on an annualized basis.

Depreciation and accretion increased $0.8 million or 21% to $4.4 million compared to $3.6 million in the same quarter of last year. Increased depreciation was attributable to growth capital and acquisition expenditures. As a percentage of revenue, depreciation and accretion were 9.4% compared to 9.0% in the second quarter of 2004.

Interest expense increased by $0.3 million to $0.6 million compared to $0.3 million in 2004. The increase was a result of higher average debt levels in the second quarter of 2005 compared to 2004. Long-term debt at the end of the second quarter was $52.0 million compared to $22.4 million at the end of the same period in 2004. The increase in long-term debt was attributable to growth capital and acquisition expenditures funded from the credit facility.

Income tax expense of $0.3 million was comparable to the amount reported in the same quarter of 2004. In the first half of 2005, income tax expense of $1.6 million was higher by $0.9 million compared to $0.6 million in 2004. Income tax expense was lower in the first half of 2004 due to a decrease in the Alberta corporate tax rate announced March 31, 2004 which resulted in a $0.7 million reduction to future income tax in that period. Current tax expense was related to large corporation taxes and provincial capital taxes. Newalta does not anticipate paying any cash income taxes in 2005, with the exception of large corporation taxes and provincial capital taxes.

Operating income increased by 7% to $8.7 million compared to $8.1 million in the second quarter of 2004. For the six months ended June 30, 2005, operating income also improved by 7% to $19.7 million compared to $18.4 million in 2004.

Net earnings for the quarter were $8.3 million compared to $7.9 million in 2004. Diluted earnings per unit were $0.30 per unit compared to $0.28 in 2004, representing an increase of 7%. Cash flow increased 12% to $13.1 million or $0.48 per unit compared to 11.7 million or 0.43 per unit in 2004.

As at August 10, 2005 the Fund had 27,702,269 units outstanding and outstanding rights to acquire up to 1,464,900 units.

SUMMARY OF QUARTERLY RESULTS

	2005		2004				2003	
($000s except per unit data)	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**
Revenue	**47,037**	48,487	49,339	45,990	40,449	42,888	40,098	41,981
Operating income	**8,674**	11,015	8,941	11,447	8,095	10,260	9,938	12,186
Net earnings	**8,344**	9,795	8,364	10,088	7,880	9,872	9,171	9,740
Earnings per unit ($)	**0.30**	0.36	0.31	0.37	0.29	0.37	0.35	0.43
Diluted earnings per unit ($)	**0.30**	0.35	0.30	0.36	0.28	0.36	0.35	0.42
Weighted average units	**27,574**	27,343	27,265	27,244	27,147	26,878	25,966	22,907
Diluted units	**28,028**	27,910	27,866	27,756	27,608	27,463	26,515	23,404

Quarterly performance is affected by weather conditions, commodity prices, market demand and capital investments as well as acquisitions. The ability to transport waste is dependent on weather conditions. During the winter months the ability to provide various site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for the Industrial division. For the Oilfield division, frozen ground during the winter months tends to provide an optimal environment for drilling activities and the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Newalta's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for both Oilfield and Industrial due to favourable weather conditions and market cyclicality. Changes in commodity prices and drilling activity throughout the year will also impact performance. Similarly, acquisitions and growth capital investments completed in the first half will tend to strengthen second half financial performance. First quarter revenue can range from 20% to 26% of year-end revenue and typically averages approximately 24%. Second quarter revenue averages approximately 22% of year-end revenue and can range from 20% to 23%. Third quarter revenue can range from 26% to 31% and averages approximately 27% of year-end totals. Fourth quarter revenue averages approximately 27% and can range from 24% to 30%. In 2004, quarterly revenues as a percent of total year-end revenue were 24% in the first quarter, 23% in the second quarter, 26% in the third quarter and 27% in the fourth quarter.

Quarterly financial results have been prepared by management in accordance with Canadian generally accepted accounting principles in Canadian dollars.

LIQUIDITY

Newalta generated cash flow of $13.1 million, or $0.48 per unit, representing a 12% increase, compared to $11.7 million, or $0.43 per unit, in the second quarter of 2004. On a year-to-date basis, cash flow also increased by 12% to $28.5 million, or $1.04 per unit, compared $25.5 million, or $0.94 per unit, in 2004. Maintenance capital expenditures were $2.7 million compared to $3.3 million in 2004. No principal payments were made in the second quarter and according to the terms of the new credit facility, no further principal repayments are due until May 2007, at the earliest. Cash distributed during the quarter represented 103% of cash available for growth and distributions, but represented 79% for the six months ended June 30, 2005. For the three months ended June 30, 2005, cash available for growth and distributions was $0.4 million lower than cash distributed. This deficiency is typical for the second quarter, as it is historically the weakest quarter for Newalta. On a year-to-date basis, $5.3 million of cash available for growth and distributions was generated in excess of cash distributed, calculated as follows:

	Three Months Ended June 30		Six Months Ended June 30	
($ millions)	**2005**	**2004**	**2005**	**2004**
Cash flow	**13.1**	11.7	**28.5**	25.5
Maintenance capital	**(2.7)**	(3.3)	**(3.6)**	(4.3)
Asset retirement and deferred costs	-	-	-	(0.1)
Proceeds on sale of capital assets	-	-	**0.1**	-
Principal repayments	-	(0.8)	-	(1.5)
Cash available for growth and distributions	**10.4**	7.6	**25.0**	19.6
Cash distributed	**(10.8)**	(10.2)	**(19.7)**	(18.6)
Excess cash (cash deficiency)	**(0.4)**	(2.6)	**5.3**	1.0

The Fund is restricted from declaring distributions and distributing cash if the Corporation is in breach of the covenants under its credit facility. Current financial performance is well in excess of the debt covenants under the new credit facility. At June 30, 2005, Newalta had a long-term debt to 12-month trailing EBITDA ratio of 0.88 and a working capital ratio of 1.79. Newalta does not have a stability rating.

At June 30, 2005, Newalta had working capital of $23.0 million, up from $21.4 million at December 31, 2004. The increase in working capital is primarily the result of the excess cash that was not distributed to holders of trust units. At current activity levels, working capital of $23.0 million is expected to be sufficient to meet the ongoing commitments and operational demands of the business.

For the six months ended June 30, 2005, with the exception of the credit facility, there have been no material changes to the specified contractual obligations as set forth in the Management's Discussion and Analysis for the year ended December 31, 2004. The Fund entered into a new credit agreement on July 28, 2005. Under the terms of the new agreement, the extendible term facility to fund growth capital and acquisition expenditures was increased from $65.0 million to $105.0 million with the extendible operating line to fund working capital and financial security requirements remaining at $25.0 million. Letters of credit provided as financial security to third parties totaled $7.8 million at June 30, 2005.

The total estimated cost for asset retirement at June 30, 2005 was $14.7 million. At June 30, 2005, $5.3 million of asset retirement costs has been accrued on the consolidated balance sheet.

The Distribution Reinvestment Plan (the "DRIP") provides eligible holders of trust units of Newalta with the opportunity to reinvest their monthly cash distributions to acquire additional trust units at a net purchase price equal to 95% of the average market price as defined in the DRIP. During the second quarter of 2005, a total of $1.6 million was reinvested by unitholders under the DRIP, representing an average participation rate of approximately 13%, resulting in Newalta issuing 74,363 trust units.

CAPITAL RESOURCES

Total capital expenditures in the second quarter were $10.5 million compared to $14.7 million in 2004. Maintenance capital expenditures in the quarter were $2.7 million compared to $3.3 million in 2004. Total maintenance capital expenditures for 2005 are on track to be approximately $9.0 million. Maintenance capital is funded from cash flow. A total of $3.7 million was spent on internal growth projects in the quarter compared to $6.3 million in 2004. It is estimated that spending on internal growth projects will be approximately $30.0 million for 2005. Total acquisition expenditures in the second quarter were $4.1 million compared to $5.1 million in 2004. On April 15, 2005 Newalta acquired an Oilfieid facility in Plover Lake, Saskatchewan for total cash consideration of $4.1 million. In addition, effective August 1, 2005 substantially all of the assets of WasteCo Environmental Services Ltd., an Oilfield and Industrial waste management operation, were acquired for total cash consideration of approximately $7.6 million. Including the August 1, 2005 acquisition, total capital expenditures for the year are estimated to be approximately $62.0 million, excluding any additional acquisitions. Future expenditures for growth capital will be funded from working capital and the extendible term facility. Sources of funding for acquisitions will be dependent on the size of the acquisition.

Total capital expenditures for the second quarter and six months ended June 30, 2005 are summarized as follows:

	Three Months Ended June 30		Six Months Ended June 30	
($ millions)	**2005**	**2004**	**2005**	**2004**
Growth capital	**3.7**	6.3	**8.1**	9.8
Acquisitions	**4.1**	5.1	**12.1**	15.9
Total growth and acquisition capital	**7.8**	11.4	**20.2**	25.7
Maintenance capital	**2.7**	3.3	**3.6**	4.3
Total capital expenditures	**10.5**	14.7	**23.8**	30.0

Newalta's new credit facility provides for a $25.0 million extendible operating line plus a $105.0 million extendible term facility. At June 30, 2005, Newalta had $11.2 million of unutilized extendible operating line and $59.0 million of unutilized extendible term facility.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones L.L.P. to Newalta. The total amount of these legal services in the second quarter of 2005 was $0.1 million compared to $0.2 million in 2004. For the six months ended June 30, 2005 these legal services were $0.2 million compared to $0.2 million in 2004.

Newalta provides Oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to Paramount Resources Ltd. in the second quarter of 2005 was $0.1 million compared to $0.1 million in 2004. For the six months ended June 30, 2005, total revenue from Paramount Resources Ltd. was $0.5 million compared to $0.2 million in 2004.

These transactions were incurred in the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgement and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities and wells and the projected timing of the costs to be incurred in future periods. Management, in consultation with the Corporation's engineers, estimates these costs based on current regulations, costs, technology, and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life.

GOODWILL

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data.

DEPRECIATION

Depreciation of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Fund's plant and equipment.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

VARIABLE INTEREST ENTITIES

In June 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 15 ("ACG-15"), *Consolidation of Variable Interest Entities*, which defines Variable Interest Entities as entities that have insufficient equity or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The standard provides guidance for determining when an entity is a Variable Interest Entity and

who, if anyone, should consolidate the Variable Interest Entity. ACG-15 applies to all annual and interim periods beginning on or after November 1, 2004. The adoption of this new accounting guideline does not have an impact on the consolidated financial statements of the Fund.

FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT, HEDGES, AND COMPREHENSIVE INCOME

The Accounting Standards Board ("AcSB") has issued three exposure drafts on financial instruments which will apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. It will require the following:

- all trading financial instruments will be recognized on the balance sheet and will be fair valued through the income statement;
- all remaining financial assets will be recorded at cost and amortized through the financial statements;
- a new statement for comprehensive income that will include certain gains and losses on translation of assets and liabilities; and
- an update to Accounting Guideline 13 to incorporate the fair value changes not recorded in the income statement to be recorded through the comprehensive income statement.

The Fund is currently evaluating the impact of this new accounting guideline but its adoption is not expected to have an impact on the consolidated financial statements.

EXCHANGEABLE SECURITIES ISSUED BY SUBSIDIARIES OF INCOME TRUSTS

On January 19, 2005, the CICA Emerging Issues Committee ("EIC") issued EIC Abstract 151, *Exchangeable Securities Issued by Subsidiaries of Income Trusts* which provides guidance on how to present exchangeable securities representing a retained interest in a subsidiary of an income trust on the consolidated balance sheet of the income trust. This Abstract must be applied retroactively, with restatement of prior periods, to all financial statements issued after January 19, 2005. Newalta does not have exchangeable shares and, accordingly, the adoption of this new accounting guideline does not have an impact on the consolidated financial statements of the Fund.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at #1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

Newalta Income Fund

Consolidated Balance Sheets

($000's) (unaudited)	June 30, 2005	December 31, 2004
ASSETS		
Current assets		
Accounts receivable	**36,702**	40,885
Inventories	**8,114**	7,214
Prepaid expenses	**3,793**	1,075
Future income tax	**3,600**	3,600
	52,209	52,774
Capital assets	**269,790**	255,197
Intangibles	**3,944**	3,212
Goodwill	**13,212**	13,212
Deferred costs	**550**	550
	339,705	324,945
LIABILITIES		
Current liabilities		
Accounts payable	**25,009**	27,996
Distribution payable (Note 10)	**4,152**	3,412
	29,161	31,408
Long-term debt (Note 5)	**51,971**	36,617
Future income taxes	**42,597**	41,347
Asset retirement obligation (Note 11)	**5,320**	4,875
	129,049	114,247
UNITHOLDERS' EQUITY		
Unitholders' capital (Note 6)	**160,239**	154,170
Contributed surplus	**801**	1,678
Accumulated earnings	**135,606**	117,467
Accumulated cash distributions (Note 10)	**(85,990)**	(62,617)
	210,656	210,698
	339,705	324,945

Newalta Income Fund

Consolidated Statements of Operations and Accumulated Earnings

($000s) (unaudited)	**For the Three Months Ended June 30**		**For the Six Months Ended June 30**	
	2005	2004	**2005**	2004
Revenue	**47,037**	40,449	**95,523**	83,338
Expenses				
Operating	**27,950**	24,345	**55,334**	49,256
Selling, general and administrative	**5,374**	4,122	**10,410**	8,253
Interest	**641**	250	**1,284**	326
Depreciation and accretion	**4,398**	3,638	**8,806**	7,147
	38,363	32,355	**75,834**	64,982
Operating income	**8,674**	8,094	**19,689**	18,356
Provisions for income taxes				
Current	**150**	175	**300**	300
Future (Note 8)	**180**	40	**1,250**	303
	330	215	**1,550**	603
Net earnings	**8,344**	7,879	**18,139**	17,753
Accumulated earnings, beginning of period, as reported	**127,262**	91,136	**117,467**	81,123
Cumulative effect of change in accounting policy (Note 2b)	**-**	-	**-**	139
Accumulated earnings, end of period	**135,606**	99,015	**135,606**	99,015
Earnings per unit (Note 9)	**$0.30**	$0.29	**$0.66**	$0.66
Diluted earnings per unit (Note 9)	**$0.30**	$0.28	**$0.65**	$0.65

Newalta Income Fund

Consolidated Statements of Cash Flows

($000's) (unaudited)	For the Three Months Ended June 30 2005	2004	For the Six Months Ended June 30 2005	2004
Net inflow (outflow) of cash related to the following activities:				
OPERATING ACTIVITIES				
Net earnings	**8,344**	7,879	**18,139**	17,753
Items not requiring cash:				
Depreciation and accretion	**4,398**	3,638	**8,806**	7,147
Future income taxes	**180**	40	**1,250**	303
Amortizaton of lease inducements	**98**	-	**116**	-
Stock compensation expense	**102**	124	**229**	281
	13,122	11,681	**28,540**	25,484
Decrease (increase) in non-cash working capital	**3,189**	2,544	**2,136**	(853)
Asset retirement costs incurred	**-**	(5)	**(40)**	(28)
	16,311	14,220	**30,636**	24,603
INVESTING ACTIVITIES				
Additions to capital assets	**(6,406)**	(9,575)	**(11,634)**	(14,150)
Net proceeds on sale of capital assets	**20**	-	**115**	22
Acquisitions (Note 4)	**(4,111)**	(5,136)	**(12,127)**	(15,851)
Decrease (increase) in non-cash working capital	**(387)**	795	**(4,673)**	(698)
Deferred costs	**-**	(24)	**-**	(27)
	(10,884)	(13,940)	**(28,319)**	(30,704)
FINANCING ACTIVITIES				
Issuance of units	**1,015**	1,434	**2,017**	3,336
Increase (decrease) in debt	**4,333**	4,249	**15,354**	3,498
Distributions to unitholders	**(10,775)**	(10,172)	**(19,688)**	(18,627)
	(5,427)	(4,489)	**(2,317)**	(11,793)
Net cash inflow (outflow)	**-**	(4,209)	**-**	(17,894)
Cash (bank indebtedness), beginning of period	**-**	(1,156)	**-**	12,529
Bank indebtedness, end of period	**-**	(5,365)	**-**	(5,365)

Supplementary information:

Interest paid	**367**	477	**1,014**	651
Income taxes paid	**148**	190	**296**	324

NEWALTA INCOME FUND

Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2005 and 2004
($000's except per unit data) (unaudited)

Newalta Income Fund (the "Fund") was established by Deed of Trust dated January 16, 2003. The Fund is a Canadian income trust engaged, through its wholly-owned operating subsidiary Newalta Corporation (the "Corporation"), in maximizing the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of facilities, the Corporation delivers waste management solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries.

1) Summary of Significant Accounting Policies

The interim consolidated financial statements include the accounts of the Fund and its wholly-owned subsidiary companies and have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain information and disclosures normally required to be included in the notes to the audited annual financial statements have been omitted or condensed. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2004. These interim financial statements and the notes thereto should be read in conjunction with the consolidated financial statements of the Fund for the year ended December 31, 2004 as contained in the Annual Report for fiscal 2004.

Accounting measurements at interim dates inherently involve reliance on estimates and the results of operations for the interim periods shown in these financial statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated results of the Fund's operations and cash flows for the periods ended June 30, 2005 and 2004.

2) Changes in Accounting Policies

a) **Variable Interest Entities:** In June 2003, the CICA issued Accounting Guideline 15 ("ACG-15"), Consolidation of Variable Interest Entities, which defines Variable Interest Entities as entities that have insufficient equity or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The standard provides guidance for determining when an entity is a Variable Interest Entity and who, if anyone, should consolidate the Variable Interest Entity. ACG-15 applies to all annual and interim periods beginning on or after November 1, 2004. The adoption of the standard does not have an impact on the consolidated financial statements of the Fund.

b) **Asset retirement obligations:** In December 2002, the CICA issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard was effective for all fiscal years beginning on or after January 1, 2004. The Fund estimates the undiscounted cash flows related to asset retirement obligations, adjusted for inflation, to be incurred over the estimated period of 20 years to be $14,720. The cumulative effect of this change in accounting standards was an increase to retained earnings at January 1, 2004 of $139.

3) Seasonality of Operations

The ability to transport waste is dependent on weather conditions. During the winter months the ability to provide various site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for the Industrial segment. For the Oilfield segment, frozen ground during the winter months tends to provide an optimal environment for drilling activities and the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for the Corporation's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for both Oilfield and Industrial due to favourable weather conditions and market cyclicality. First quarter revenue ranges from 20% to 26% of year-end revenue and has averaged approximately 24%. Second quarter revenue has averaged approximately 22% of year-end revenue and ranges from 20% to 23%. Third quarter revenue ranges from 26% to 31% and has averaged approximately 27% of year-end revenue. Fourth quarter revenue has averaged approximately 27% and ranges from 24% to 30%.

4) Acquisitions

a) On March 1, 2005 the Corporation acquired an oilfield facility in Greencourt, Alberta. On April 15, 2005 the Corporation acquired an oilfield facility near Plover Lake, Saskatchewan. The amount of the considerations paid and the fair values of the assets received were:

	March 1, 2005	April 15, 2005	**Total**
Total cash consideration	8,057	4,070	**12,127**
Plant and equipment	7,123	4,271	**11,394**
Intangibles	1,000	-	**1,000**
Asset retirement obligation	(66)	(201)	**(267)**
Total	8,057	4,070	**12,127**

b) The Corporation acquired a satellite oilfield facility located near Drumheller, Alberta on January 1, 2004; purchased a second satellite facility near Redwater, Alberta on March 1, 2004; acquired the business and assets of an industrial services company in Cranbrook, British Columbia on March 31, 2004; and acquired the assets of a centrifuge rental business located in Nisku, Alberta on June 1, 2004. The amount of the consideration paid and the assets received were:

	January 1, 2004	March 1, 2004	March 31, 2004	June 1, 2004	Total
Total cash consideration	2,029	4,057	4,760	5,005	15,851
Land	-	-	300		300
Plant and equipment	1,570	2,132	2,925	4,508	11,135
Intangibles	500	100	520	500	1,620
Petroleum and natural gas rights	-	500	-		500
Goodwill	-	1,400	1,030		2,430
Asset retirement obligation	(41)	(75)	(15)	(3)	(134)
Total	2,029	4,057	4,760	5,005	15,851

In both 2005 and 2004 the purchased assets consisted of stand-alone businesses that expanded the service offerings, geographic coverage, and customer base of the Corporation. The consolidated financial statements of the Fund include earnings from the closing date of the acquisition, for each acquisition. Certain of the above amounts are management's current estimate of the known and expected fair values of the assets acquired, and may change as final information becomes known.

7) **Rights to Acquire Trust Units**

	Exchange rights	Weighted Average Exercise Price	Trust unit rights incentive plan	Weighted Average Exercise Price
Balance, December 31, 2004	35,487	$0.01	1,284	11.46
Forfeited	-		(6)	9.08
Exercised	(35,487)	$0.01	(213)	9.47
Granted	-	-	400	23.22
Balance, June 30, 2005	**-**	**-**	**1,465**	**14.97**

8) **Income Tax**

On March 31, 2004, the Province of Alberta announced a reduction in the corporate tax rate from 12.5% to 11.5%. The Fund recognized the change in future tax rate by reducing the future income tax liability for the period ended March 31, 2004 by $650 or $0.02 per unit.

9) **Earnings per Unit**

Basic per unit calculations for the three months and six months ended June 30, 2005 and 2004 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units.

	Three Months Ended June 30		**Six Months Ended June 30**	
	2005	2004	**2005**	2004
Weighted average number of units	**27,574**	27,147	**27,458**	27,011
Net additional units if rights exercised	**454**	461	**475**	448
Diluted weighted average number of units	**28,028**	27,608	**27,933**	27,459

10) **Reconciliation of Unitholder Distributions Declared and Paid**

	Three Months Ended June 30		**Six Months Ended June 30**	
	2005	2004	**2005**	2004
Cash provided by operating activities before non-cash working capital and asset retirement costs	**13,122**	11,681	**28,540**	25,484
Maintenance capital expenditures	**(2,663)**	(3,315)	**(3,555)**	(4,340)
Asset retirement and deferred costs	**-**	(29)	**(40)**	(55)
Net proceeds on sales of fixed assets	**20**	-	**115**	22
Principal repayments	**-**	(750)	**-**	(1,500)
Cash available for growth and distribution	**10,479**	7,587	**25,060**	19,611
Unitholder distributions declared	**12,419**	10,193	**23,373**	19,214
- per unit - $	**0.450**	0.375	**0.850**	0.710
Unitholder distributions – paid in cash	**10,775**	10,172	**19,688**	18,627
Unitholder distributions – units issued	**1,615**	-	**2,945**	-
- paid in cash – per unit $	**0.391**	0.375	**0.717**	0.690
- issued units – per unit $	**0.059**	-	**0.108**	-

13) Comparative Figures

Certain of the prior period's comparative figures have been reclassified to conform to the current period's presentation.

14) Subsequent Events

On August 2, 2005, substantially all of the assets of WasteCo Environmental Services Ltd., an oilfield and industrial waste management operation, were acquired for total cash consideration of approximately $7,600.

15) Segmented Information

The Fund has two reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Fund's executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resaleable products. The accounting policies of the segments are the same as those of the Fund.

For the Three Months Ended June 30 ($000's)

2005	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	29,761	17,276			47,037
Inter segment revenue[1]	125	9	(134)		-
Operating expense	15,200	12,884	(134)		27,950
Depreciation and accretion	2,719	1,304		375	4,398
Net margin	11,967	3,097		(375)	14,689
Selling, general and administrative				5,374	5,374
Interest expense				641	641
Operating income	11,967	3,097		(6,390)	8,674
Capital expenditures	7,989	831		1,697	10,517
Goodwill	12,182	1,030			13,212
Total assets	212,500	107,187		20,018	339,705

2004	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	24,099	16,350			40,449
Inter segment revenue[1]	87	17	(104)		-
Operating expense	11,805	12,644	(104)		24,345
Depreciation and accretion	2,144	1,275		219	3,638
Net margin	10,237	2,448		(219)	12,466
Selling, general and administrative				4,122	4,122
Interest expense				250	250
Operating income	10,237	2,448		(4,591)	8,094
Capital expenditures	11,950	1,819		942	14,711
Goodwill	12,182	1,030			13,212
Total assets	188,041	98,864		14,641	301,546

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.

[2] Management does not allocate selling, general & administrative, taxes, and interest costs in the segment analysis.

For the Six Months Ended June 30 ($000's)

2005	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	63,936	31,587			95,523
Inter segment revenue[1]	278	29	(307)		-
Operating expense	30,740	24,901	(307)		55,334
Depreciation and accretion	5,077	2,608		1,121	8,806
Net margin	28,397	4,107		(1,121)	31,383
Selling, general and administrative				10,410	10,410
Interest expense				1,284	1,284
Operating income	28,397	4,107		(12,815)	19,689
Capital expenditures	17,938	1,233		4,590	23,761
Goodwill	12,182	1,030			13,212
Total assets	212,500	107,187		20,018	339,705

2004	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	52,647	30,691			83,338
Inter segment revenue[1]	101	23	(124)		-
Operating expense	25,064	24,316	(124)		49,256
Depreciation and accretion	4,281	2,427		439	7,147
Net margin	23,403	3,971		(439)	26,935
Selling, general and administrative				8,253	8,253
Interest expense				326	326
Operating income	23,403	3,971		(9,018)	18,356
Capital expenditures	19,269	8,607		2,125	30,001
Goodwill	12,182	1,030			13,212
Total assets	188,041	98,864		14,641	301,546

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.
[2] Management does not allocate selling, general & administrative, taxes, and interest costs in the segment analysis.

File No. 82-3483


NAL.UN: TSX

Q2 FINANCIAL AND OPERATIONAL HIGHLIGHTS

- Second quarter revenue increased 16% to $47.0 million compared to $40.4 million in 2004, and combined divisional net margin increased 19% to $15.1 million compared to $12.7 million.
- Industrial continued to drive improved profitability and increased returns as revenue increased 6% to $17.3 million, and net margin increased 27% to $3.1 million. High crude oil prices continued to impact Industrial, resulting in a reduction to net margin of $0.6 million. Excluding the impact attributable to these high crude oil prices, Industrial's net margin increased by 51%.
- Oilfield also generated strong results as revenue increased 23% to $29.8 million, and net margin increased 17% to $12.0 million. Approximately two-thirds of the increased revenue was associated with growth in on-site services, satellites and partnerships as a result of growth capital expenditures completed in 2004.
- Cash flow increased 12% to $13.1 million, or $0.48 per unit, compared to $11.7 million, or $0.43 per unit, in 2004. Cash available for growth and distributions grew by 38% to $10.5 million compared to $7.6 million in 2004.
- A new $130.0 million credit agreement with a lending syndicate of four Canadian chartered banks was signed on July 28, 2005. Newalta's extendible operating line to fund working capital remains at $25.0 million and the extendible term facility to fund growth was increased from $65.0 million to $105.0 million.
- Maintenance capital was $2.7 million compared to $3.3 million. Total maintenance capital for 2005 is still estimated to be approximately $9.0 million.
- Growth and acquisition capital expenditures were $7.8 million compared to $11.4 million in 2004.
- On April 15, 2005, we acquired an Oilfield facility in Plover Lake, Saskatchewan for total cash consideration of $4.1 million. On August 1, 2005, we acquired the assets of WasteCo Environmental Services Ltd., an oilfield and industrial waste management operation, for total cash consideration of approximately $7.6 million.
- Total capital expenditures for 2005, excluding any additional acquisitions, are estimated to be approximately $62.0 million.

DELIVERING SUPERIOR VALUE

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005

This document contains certain forward-looking statements, relating to the operations or to the environment in which Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund, "Newalta") operate, which are based on Newalta's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Newalta's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include, but are not limited to, general economic, regulatory, oil and gas industry activity and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Newalta does not undertake any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this document are expressly qualified by this cautionary statement.

This Management's Discussion and Analysis contains references to certain financial measures that do not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles ("GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined below:

"EBITDA" is provided to assist management and investors in determining the ability of Newalta to generate cash from operations. EBITDA is calculated from the consolidated statements of operations and accumulated earnings and is defined as revenue less operating and selling, general and administrative expenses. All references to EBITDA throughout this document have the meaning set out in this note.

"Cash flow" is provided to assist management and investors in analyzing operating performance and leverage. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Cash flow is calculated from the consolidated statements of cash flows and is defined as cash provided by operating activities before changes in non-cash working capital and asset retirement costs. All references to cash flow and cash flow per unit throughout this document have the meaning set out in this note.

"Cash available for growth and distributions" is used by management to supplement cash flow as a measure of operating performance and leverage. The objective of this non-GAAP measure is to calculate the amount which is available for distribution to unitholders. Cash available for growth and distributions is defined as cash flow less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs plus net proceeds on sales of fixed assets. All references to cash available for growth and distributions throughout this document have the meaning set out in this note.

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders in each period and is used to analyze liquidity. Cash distributed

is defined as distributions declared for the period plus opening distributions payable, less ending distributions payable and distributions reinvested by unitholders under the DRIP during the period. All references to cash distributed throughout this document have the meaning set out in this note.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and depreciation and accretion expenses. All references to net margin throughout this document have the meaning set out in this note.

The following discussion and analysis should be read in conjunction with the consolidated interim financial statements of the Fund and the notes thereto for the six months ended June 30, 2005, the consolidated financial statements of the Fund and notes thereto, the Management's Discussion and Analysis and the Annual Information Form of the Fund for the year ended December 31, 2004, and the consolidated interim financial statements of the Fund and the notes thereto and the Management's Discussion and Analysis for the six months ended June 30, 2004.

Information for the three months and six months ended June 30, 2005, along with comparative information for 2004, is provided.

This Management's Discussion and Analysis is dated August 10, 2005 and takes into consideration information available up to that date.

FINANCIAL RESULTS AND HIGHLIGHTS

	Three Months Ended June 30			*Six Months Ended June 30*		
($000s except per unit data) (unaudited)	2005	2004	% INCREASE (DECREASE)	2005	2004	% INCREASE (DECREASE)
Revenue	47,037	40,449	16	95,523	83,338	15
Operating income	8,674	8,094	7	19,689	18,356	7
Net earnings	8,344	7,879	6	18,139	17,753	2
Earnings per unit ($)	0.30	0.29	3	0.66	0.66	—
Diluted net earnings per unit ($)	0.30	0.28	7	0.65	0.65	—
EBITDA	13,713	11,982	14	29,779	25,829	15
Trailing 12 month EBITDA				58,876	55,214	7
Cash flow	13,122	11,681	12	28,540	25,484	12
– per unit($)	0.48	0.43	12	1.04	0.94	11
Maintenance capital expenditures	2,674	3,315	(19)	3,555	4,340	(18)
Principal repayments	—	750	(100)	—	1,500	(100)
Cash available for growth and distributions	10,479	7,587	38	25,060	19,611	28
– per unit($)	0.38	0.28	36	0.91	0.73	25
Distributions declared	12,419	10,193	22	23,373	19,214	22
– per unit($)	0.45	0.38	18	0.85	0.71	20
Cash distributed	10,775	10,172	6	19,688	18,627	6
Growth and acquisition capital expenditures	7,843	11,396	(31)	20,206	25,661	(21)
Weighted average units outstanding	27,574	27,147	2	27,458	27,011	2
Total units outstanding	27,677	27,240	2	27,677	27,240	2

OVERALL PERFORMANCE

Strong performance in the second quarter was tempered by unusually wet weather conditions in the month of June which reduced activity levels in both divisions. In spite of this, Newalta achieved revenue growth of 16% to $47.0 million and improved profitability as combined divisional net margin increased by 19% to $15.1 million, compared to $40.4 million and $12.7 million, respectively, in 2004. The Industrial division ("Industrial") was the primary source for the increased profitability as revenue grew 6% to $17.3 million, while net margin increased 27% to $3.1 million, compared to $16.4 million and $2.4 million, respectively, in 2004. Increased profitability was attributed to the expansion and acquisition of profitable services, improved product pricing and cost reduction initiatives. High crude oil prices continued to impact Industrial, resulting in a reduction to net margin of $0.6 million due to decreased collection revenue and increased transportation fuel costs. Strong results were also generated in the Oilfield division ("Oilfield"), although performance was affected by the wet weather. The number of third party well completions and workovers were down approximately 20% on the quarter, impacting Oilfield waste processing volumes, yet revenue grew by 23% to $29.8 million and net margin increased 17% to $12.0 million compared to last year. A significant portion of the revenue growth in Oilfield was attributable to 2004 growth capital initiatives related to the expansion in on-site services, satellites and partnerships, as well as contribution from acquisitions completed in 2004. Crude oil sales did not impact revenue growth in the second quarter as increases in commodity prices were offset by reduced volumes sold.

Cash flow increased 12% to $13.1 million, or $0.48 per unit, compared to $11.7 million, or $0.43 per unit, in 2004. For the first half of 2005, cash flow was up by 12% to $28.5 million, or $1.04 per unit, compared to $25.5 million, or $0.94 per unit. Maintenance capital expenditures, which are funded from cash flow, were $2.7 million compared to $3.3 million in 2004. Cash available for growth and distribution in the second quarter increased 38% to $10.5 million compared to $7.6 million in 2004, due to increased cash flow and the elimination of principal repayments. Cash distributed to unitholders represented 103% of cash available for growth and distributions in the quarter, but represented 79% for the six months ended June 30, 2005.

Growth capital expenditures of $3.7 million were incurred in the quarter compared to $6.3 million in 2004. Contribution from the growth capital expenditures in 2004 was experienced in both divisions during the second quarter. Total acquisition expenditures were $4.1 million compared to $5.1 million in 2004.

Segmented information is discussed in further detail in the Results of Operations.

RESULTS OF OPERATIONS

Revenue increased $6.6 million in the second quarter, of which $5.7 million was generated from Oilfield and $0.9 million from Industrial. For the first half of 2005, revenue increased $12.2 million or 15% to $95.5 million compared to $83.3 million in 2004, of which $11.3 million of the revenue increase was derived from Oilfield and the remainder from Industrial. A significant portion of the Oilfield revenue increase for each of the six and three months ended June 30, 2005 was attributable to growth in on-site services, satellites and partnerships. Crude oil sales accounted for $0.9 million of Oilfield's revenue increase in the first

half. Industrial continued to experience the effect of high crude oil prices as collection revenue was adversely impacted by an estimated $0.7 million in the first six months of 2005. Excluding the impact of high crude oil prices, Industrial revenue was up by $1.6 million in the first half, attributable to improved product sales and the contribution from acquisition and growth capital initiatives completed in 2004.

While revenue in the second quarter increased 16%, combined divisional net margin increased 19% to $15.1 million compared to $12.7 million in 2004. Improved profitability was driven by Industrial due primarily to improved product pricing and management initiatives aimed at improving operating efficiency and reducing costs. Combined divisional net margin for the first half increased 19% to $32.5 million compared to $27.4 million in 2004.

Operating expenses, as a percent of revenue, were reduced to 59% compared to 60% in the second quarter of 2004. For the first half of 2005, operating expenses were 58% of revenue compared to 59% in the prior year. Initiatives relating to improving margins and expanding profitable service areas are proceeding as planned.

INDUSTRIAL

Industrial collects liquid and semi-solid industrial wastes as well as automotive wastes, including lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resaleable products. Industrial produces various resaleable products from waste lubricating oil, including base oils, refinery feedstocks, industrial fuels and carrier fluids such as drilling oil. Industrial accounted for 32% of Newalta's total assets and generated 37% of Newalta's total revenue for the quarter ended June 30, 2005. Approximately $8.3 million or 48% of revenue during the quarter was derived from product sales as compared to $7.4 million or 47% in 2004. The balance of Industrial's revenue was derived mainly from collection and processing fees, which remained unchanged at $8.9 million compared to the same quarter of 2004. Industrial's performance is impacted by the general state of the economy in western Canada, as well as commodity prices and economic conditions related to the oil and gas, mining and forestry industries. The automotive market into which the resaleable Industrial products are sold is generally a stable market as the sale of goods such as lube oil does not significantly fluctuate from year to year.

Industrial revenue for the second quarter increased $0.9 million or 6% to $17.3 million compared to $16.4 million in 2004. Net margin increased $0.7 million or 27% to $3.1 million compared to $2.4 million in 2004. High crude oil prices continued to impact Industrial in the second quarter, resulting in an estimated reduction to net margin of $0.6 million due to decreased used oil collection revenue, as industrial fuel consumers sourced alternative fuel sources, and increased transportation fuel costs. Excluding this effect, Industrial's revenue was up $1.3 million or 8% and net margin was up $1.3 million or 51%. Increased profitability was attributable to the expansion and acquisition of profitable services, improved product pricing and cost reduction initiatives. Used oil collection volumes showed modest improvement compared to the same quarter in 2004. Wet weather limited further gains by delaying project work and site services activities such as road de-dust.

Growth capital expenditures in the second quarter were $0.6 million compared to $1.0 million in 2004. Maintenance capital expenditures were $0.3 million compared to $0.7 million in 2004.

Industrial will continue to focus on developing product markets, leveraging its centrifugation expertise in sludge processing, increasing utilization of its fleet of mobile equipment for site services, expanding wastewater processing as well as identifying potential acquisitions of complementary businesses. This strategy, combined with the contribution from acquisitions and growth capital spending investments undertaken in 2004, is anticipated to contribute to strong performance for the remainder of 2005.

OILFIELD

Oilfield recovers and resells crude oil from oilfield waste. Oilfield accounted for approximately 63% of Newalta's total assets and generated 63% of Newalta's revenue in the second quarter. Revenue from Oilfield is generated mainly from the fees charged for the treatment and processing of various oilfield waste materials and from the sale of recovered crude oil. Approximately 85% of revenue is derived from day to day production-related waste. Revenue is also impacted by oilfield activity levels which are driven mainly by commodity prices. A change of Cdn $1.50 for WTI is estimated to impact operating income by approximately $0.5 million.

Oilfield revenue increased to $29.8 million, up 23% from $24.1 million, and net margin increased to $12.0 million, up 17% from $10.2 million. Despite the strong results, performance was negatively impacted by unseasonably wet weather in the second quarter which delayed drilling and completions activity and impacted Oilfield waste processing volumes. The number of third party well completions and workovers in Western Canada were down approximately 20% during the quarter compared to the prior year. A significant portion of the revenue growth in Oilfield was provided by 2004 growth capital initiatives related to the expansion of on-site services, satellites and partnerships, as well as contribution from acquisitions completed in 2004. Crude oil sales did not contribute to revenue growth in the quarter as higher crude oil prices were offset by lower volumes.

Recovered crude oil sales decreased by 0.5% to $3.7 million compared to $3.8 million in 2004. The volume of crude oil sold to Newalta's account was 78,015 barrels compared to 91,960 barrels in 2004, representing a decrease of 15%. This decrease is mainly attributable to cavern oil recoveries. The price per barrel sold increased by 17% to an average price of Cdn $48.15 per barrel compared to an average price of Cdn $41.04 per barrel in 2004. The total volume of crude oil recovered in the second quarter increased by 4% to 236,700 barrels compared to 226,800 barrels in 2004.

Acquisitions completed in the second quarter included an Oilfield facility in Plover Lake, Saskatchewan acquired on April 15, 2005 for total cash consideration of $4.1 million. This acquisition, in addition to the Greencourt, Alberta facility acquired in the first quarter, provided meaningful contribution to revenue and net margin in the second quarter. Growth capital expenditures in the division were $1.8 million compared to $4.5 million in 2004. Maintenance capital expenditures were $2.2 million compared to $2.3 million in 2004.

The outlook for Oilfield for the remainder of 2005 remains positive. Activity levels have been strong in the third quarter and are expected to remain strong as producers take advantage of favourable market conditions and robust commodity prices. Growth capital investments and acquisitions made in 2004 are expected to continue to positively impact performance for the remainder of 2005. These conditions, combined with the continued impact of management initiatives, a plan to develop complementary services and an

aggressive growth program, should result in continued strong results.

CORPORATE AND OTHER

Selling, general and administrative ("SG&A") costs increased $1.3 million or 30% to $5.4 million compared to $4.1 million in the second quarter of 2004. The increase in second quarter SG&A costs was due primarily to increased salaries and related costs, corporate governance, advertising and other costs associated with growth in the business. SG&A costs as a percent of revenue were 11.4% compared to 10.2% in the same quarter of last year. Management's continued goal is to maintain SG&A costs, as a percent of revenue, at 10% or less on an annualized basis.

Depreciation and accretion increased $0.8 million or 21% to $4.4 million compared to $3.6 million in the same quarter of last year. Increased depreciation was attributable to growth capital and acquisition expenditures. As a percentage of revenue, depreciation and accretion were 9.4% compared to 9.0% in the second quarter of 2004.

Interest expense increased by $0.3 million to $0.6 million compared to $0.3 million in 2004. The increase was a result of higher average debt levels in the second quarter of 2005 compared to 2004. Long-term debt at the end of the second quarter was $52.0 million compared to $22.4 million at the end of the same period in 2004. The increase in long-term debt was attributable to growth capital and acquisition expenditures funded from the credit facility.

Income tax expense of $0.3 million was comparable to the amount reported in the same quarter of 2004. In the first half of 2005, income tax expense of $1.6 million was higher by $0.9 million compared to $0.6 million in 2004. Income tax expense was lower in the first half of 2004 due to a decrease in the Alberta corporate tax rate announced March 31, 2004 which resulted in a $0.7 million reduction to future income tax in that period. Current tax expense was related to large corporation taxes and provincial capital taxes. Newalta does not anticipate paying any cash income taxes in 2005, with the exception of large corporation taxes and provincial capital taxes.

Operating income increased by 7% to $8.7 million compared to $8.1 million in the second quarter of 2004. For the six months ended June 30, 2005, operating income also improved by 7% to $19.7 million compared to $18.4 million in 2004.

Net earnings for the quarter were $8.3 million compared to $7.9 million in 2004. Diluted earnings per unit were $0.30 per unit compared to $0.28 in 2004, representing an increase of 7%. Cash flow increased 12% to $13.1 million or $0.48 per unit compared to 11.7 million or 0.43 per unit in 2004.

As at August 10, 2005 the Fund had 27,702,269 units outstanding and outstanding rights to acquire up to 1,464,900 units.

SUMMARY OF QUARTERLY RESULTS

	2005					2004		2003
($000s except per unit data)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	47,037	48,487	49,339	45,990	40,449	42,888	40,098	41,981
Operating income	8,674	11,015	8,941	11,447	8,095	10,260	9,938	12,186
Net earnings	8,344	9,795	8,364	10,088	7,880	9,872	9,171	9,740
Earnings per unit ($)	0.30	0.36	0.31	0.37	0.29	0.37	0.35	0.43
Diluted earnings per unit ($)	0.30	0.35	0.30	0.36	0.28	0.36	0.35	0.42
Weighted average units	27,574	27,343	27,265	27,244	27,147	26,878	25,966	22,907
Diluted units	28,028	27,910	27,866	27,756	27,608	27,463	26,515	23,404

Quarterly performance is affected by weather conditions, commodity prices, market demand and capital investments as well as acquisitions. The ability to transport waste is dependent on weather conditions. During the winter months the ability to provide various site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for the Industrial division. For the Oilfield division, frozen ground during the winter months tends to provide an optimal environment for drilling activities and the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Newalta's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for both Oilfield and Industrial due to favourable weather conditions and market cyclicality. Changes in commodity prices and drilling activity throughout the year will also impact performance. Similarly, acquisitions and growth capital investments completed in the first half will tend to strengthen second half financial performance. First quarter revenue can range from 20% to 26% of year-end revenue and typically averages approximately 24%. Second quarter revenue averages approximately 22% of year-end revenue and can range from 20% to 23%. Third quarter revenue can range from 26% to 31% and averages approximately 27% of year-end totals. Fourth quarter revenue averages approximately 27% and can range from 24% to 30%. In 2004, quarterly revenues as a percent of total year-end revenue were 24% in the first quarter, 23% in the second quarter, 26% in the third quarter and 27% in the fourth quarter.

Quarterly financial results have been prepared by management in accordance with Canadian generally accepted accounting principles in Canadian dollars.

LIQUIDITY

Newalta generated cash flow of $13.1 million, or $0.48 per unit, representing a 12% increase, compared to $11.7 million, or $0.43 per unit, in the second quarter of 2004. On a year-to-date basis, cash flow also increased by 12% to $28.5 million, or $1.04 per unit, compared $25.5 million, or $0.94 per unit, in 2004. Maintenance capital expenditures were $2.7 million compared to $3.3 million in 2004. No principal payments were made in the second quarter and according to the terms of the new credit facility, no

further principal repayments are due until May 2007, at the earliest. Cash distributed during the quarter represented 103% of cash available for growth and distributions, but represented 79% for the six months ended June 30, 2005. For the three months ended June 30, 2005, cash available for growth and distributions was $0.4 million lower than cash distributed. This deficiency is typical for the second quarter, as it is historically the weakest quarter for Newalta. On a year-to-date basis, $5.3 million of cash available for growth and distributions was generated in excess of cash distributed, calculated as follows:

($ millions)	*Three Months Ended June 30* 2005	2004	*Six Months Ended June 30* 2005	2004
Cash flow	13.1	11.7	28.5	25.5
Maintenance capital	(2.7)	(3.3)	(3.6)	(4.3)
Asset retirement and deferred costs	—	—	—	(0.1)
Proceeds on sale of capital assets	—	—	0.1	—
Principal repayments	—	(0.8)	—	(1.5)
Cash available for growth and distributions	10.4	7.6	25.0	19.6
Cash distributed	(10.8)	(10.2)	(19.7)	(18.6)
Excess cash (cash deficiency)	(0.4)	(2.6)	5.3	1.0

The Fund is restricted from declaring distributions and distributing cash if the Corporation is in breach of the covenants under its credit facility. Current financial performance is well in excess of the debt covenants under the new credit facility. At June 30, 2005, Newalta had a long-term debt to 12-month trailing EBITDA ratio of 0.88 and a working capital ratio of 1.79. Newalta does not have a stability rating.

At June 30, 2005, Newalta had working capital of $23.0 million, up from $21.4 million at December 31, 2004. The increase in working capital is primarily the result of the excess cash that was not distributed to holders of trust units. At current activity levels, working capital of $23.0 million is expected to be sufficient to meet the ongoing commitments and operational demands of the business.

For the six months ended June 30, 2005, with the exception of the credit facility, there have been no material changes to the specified contractual obligations as set forth in the Management's Discussion and Analysis for the year ended December 31, 2004. The Fund entered into a new credit agreement on July 28, 2005. Under the terms of the new agreement, the extendible term facility to fund growth capital and acquisition expenditures was increased from $65.0 million to $105.0 million with the extendible operating line to fund working capital and financial security requirements remaining at $25.0 million. Letters of credit provided as financial security to third parties totaled $7.8 million at June 30, 2005.

The total estimated cost for asset retirement at June 30, 2005 was $14.7 million. At June 30, 2005, $5.3 million of asset retirement costs has been accrued on the consolidated balance sheet.

The Distribution Reinvestment Plan (the "DRIP") provides eligible holders of trust units of Newalta with the opportunity to reinvest their monthly cash distributions to acquire additional trust units at a net purchase price equal to 95% of the average market price as defined in the DRIP. During the second quarter of 2005, a total of $1.6 million was reinvested by unitholders under the DRIP, representing an average participation rate of approximately 13%, resulting in Newalta issuing 74,363 trust units.

CAPITAL RESOURCES

Total capital expenditures in the second quarter were $10.5 million compared to $14.7 million in 2004.

Maintenance capital expenditures in the quarter were $2.7 million compared to $3.3 million in 2004. Total maintenance capital expenditures for 2005 are on track to be approximately $9.0 million. Maintenance capital is funded from cash flow. A total of $3.7 million was spent on internal growth projects in the quarter compared to $6.3 million in 2004. It is estimated that spending on internal growth projects will be approximately $30.0 million for 2005. Total acquisition expenditures in the second quarter were $4.1 million compared to $5.1 million in 2004. On April 15, 2005 Newalta acquired an Oilfield facility in Plover Lake, Saskatchewan for total cash consideration of $4.1 million. In addition, effective August 1, 2005 substantially all of the assets of WasteCo Environmental Services Ltd., an Oilfield and Industrial waste management operation, were acquired for total cash consideration of approximately $7.6 million. Including the August 1, 2005 acquisition, total capital expenditures for the year are estimated to be approximately $62.0 million, excluding any additional acquisitions. Future expenditures for growth capital will be funded from working capital and the extendible term facility. Sources of funding for acquisitions will be dependent on the size of the acquisition.

Total capital expenditures for the second quarter and six months ended June 30, 2005 are summarized as follows:

	Three Months Ended June 30		*Six Months Ended June 30*	
($ millions)	2005	2004	2005	2004
Growth capital	3.7	6.3	8.1	9.8
Acquisitions	4.1	5.1	12.1	15.9
Total growth and acquisition capital	7.8	11.4	20.2	25.7
Maintenance capital	2.7	3.3	3.6	4.3
Total capital expenditures	10.5	14.7	23.8	30.0

Newalta's new credit facility provides for a $25.0 million extendible operating line plus a $105.0 million extendible term facility. At June 30, 2005, Newalta had $11.2 million of unutilized extendible operating line and $59.0 million of unutilized extendible term facility.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones L.L.P. to Newalta. The total amount of these legal services in the second quarter of 2005 was $0.1 million compared to $0.2 million in 2004. For the six months ended June 30, 2005 these legal services were $0.2 million compared to $0.2 million in 2004.

Newalta provides Oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to Paramount Resources Ltd. in the second quarter of 2005 was $0.1 million compared to $0.1 million in 2004. For the six months ended June 30, 2005, total revenue from Paramount Resources Ltd. was $0.5 million compared to $0.2 million in 2004.

These transactions were incurred in the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount,

which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgement and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities and wells and the projected timing of the costs to be incurred in future periods. Management, in consultation with the Corporation's engineers, estimates these costs based on current regulations, costs, technology, and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life.

GOODWILL

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data.

DEPRECIATION

Depreciation of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Fund's plant and equipment.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION
VARIABLE INTEREST ENTITIES

In June 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 15 ("ACG-15"), *Consolidation of Variable Interest Entities*, which defines Variable Interest Entities as entities that have insufficient equity or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The standard provides guidance for determining when an entity is a Variable Interest Entity and who, if anyone, should consolidate the Variable Interest Entity. ACG-15 applies to all annual and interim periods beginning on or after November 1, 2004. The adoption of this new accounting guideline does not have an impact on the consolidated financial statements of the Fund.

FINANCIAL INSTRUMENTS — RECOGNITION AND MEASUREMENT, HEDGES, AND COMPREHENSIVE INCOME

The Accounting Standards Board ("AcSB") has issued three exposure drafts on financial instruments which will apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. It will require the following:

- all trading financial instruments will be recognized on the balance sheet and will be fair valued through the income statement;
- all remaining financial assets will be recorded at cost and amortized through the financial statements;

- a new statement for comprehensive income that will include certain gains and losses on translation of assets and liabilities; and
- an update to Accounting Guideline 13 to incorporate the fair value changes not recorded in the income statement to be recorded through the comprehensive income statement.

The Fund is currently evaluating the impact of this new accounting guideline but its adoption is not expected to have an impact on the consolidated financial statements.

EXCHANGEABLE SECURITIES ISSUED BY SUBSIDIARIES OF INCOME TRUSTS

On January 19, 2005, the CICA Emerging Issues Committee ("EIC") issued EIC Abstract 151, *Exchangeable Securities Issued by Subsidiaries of Income Trusts*which provides guidance on how to present exchangeable securities representing a retained interest in a subsidiary of an income trust on the consolidated balance sheet of the income trust. This Abstract must be applied retroactively, with restatement of prior periods, to all financial statements issued after January 19, 2005. Newalta does not have exchangeable shares and, accordingly, the adoption of this new accounting guideline does not have an impact on the consolidated financial statements of the Fund.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at #1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

($000's) (unaudited)	June 30, 2005	December 31, 2004
ASSETS		
Current assets		
Accounts receivable	36,702	40,885
Inventories	8,114	7,214
Prepaid expenses	3,793	1,075
Future income tax	3,600	3,600
	52,209	52,774
Capital assets	269,790	255,197
Intangibles	3,944	3,212
Goodwill	13,212	13,212
Deferred costs	550	550
	339,705	324,945
LIABILITIES		
Current liabilities		
Accounts payable	25,009	27,996
Distribution payable *(Note 10)*	4,152	3,412
	29,161	31,408
Long-term debt *(Note 5)*	51,971	36,617
Future income taxes	42,597	41,347
Asset retirement obligation *(Note 11)*	5,320	4,875
	129,049	114,247
UNITHOLDERS' EQUITY		
Unitholders' capital *(Note 6)*	160,239	154,170
Contributed surplus	801	1,678
Accumulated earnings	135,606	117,467
Accumulated cash distributions *(Note 10)*	(85,990)	(62,617)
	210,656	210,698
	339,705	324,945

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

	For the Three Months Ended June 30		*For the Six Months Ended June 30*	
($000's) (unaudited)	2005	2004	2005	2004
Revenue	47,037	40,449	95,523	83,338
Expenses				
Operating	27,950	24,345	55,334	49,256
Selling, general and administrative	5,374	4,122	10,410	8,253
Interest	641	250	1,284	326
Depreciation and accretion	4,398	3,638	8,806	7,147
	38,363	32,355	75,834	64,982
Operating income	8,674	8,094	19,689	18,356
Provisions for income taxes				
Current	150	175	300	300
Future *(Note 8)*	180	40	1,250	303
	330	215	1,550	603
Net earnings	8,344	7,879	18,139	17,753
Accumulated earnings, beginning of period, as reported	127,262	91,136	117,467	81,123
Cumulative effect of change in accounting policy *(Note 2b)*	—	—	—	139
Accumulated earnings, end of period	135,606	99,015	135,606	99,015
Earnings per unit *(Note 9)*	$ 0.30	$ 0.29	$ 0.66	$ 0.66
Diluted earnings per unit *(Note 9)*	$ 0.30	$ 0.28	$ 0.65	$ 0.65

CONSOLIDATED STATEMENTS OF CASH FLOWS

($000's) (unaudited)	For the Three Months Ended June 30 2005	2004	For the Six Months Ended June 30 2005	2004
Net inflow (outflow) of cash related to the following activities:				
OPERATING ACTIVITIES				
Net earnings	8,344	7,879	18,139	17,753
Items not requiring cash:				
Depreciation and accretion	4,398	3,638	8,806	7,147
Future income taxes	180	40	1,250	303
Amortization of lease inducements	98	—	116	—
Stock compensation expense	102	124	229	281
	13,122	11,681	28,540	25,484
Decrease (increase) in non-cash working capital	3,189	2,544	2,136	(853)
Asset retirement costs incurred	—	(5)	(40)	(28)
	16,311	14,220	30,636	24,603
INVESTING ACTIVITIES				
Additions to capital assets	(6,406)	(9,575)	(11,634)	(14,150)
Net proceeds on sale of capital assets	20	—	115	22
Acquisitions (Note 4)	(4,111)	(5,136)	(12,127)	(15,851)
Decrease (increase) in non-cash working capital	(387)	795	(4,673)	(698)
Deferred costs	—	(24)	—	(27)
	(10,884)	(13,940)	(28,319)	(30,704)
FINANCING ACTIVITIES				
Issuance of units	1,015	1,434	2,017	3,336
Increase (decrease) in debt	4,333	4,249	15,354	3,498
Distributions to unitholders	(10,775)	(10,172)	(19,688)	(18,627)
	(5,427)	(4,489)	(2,317)	(11,793)
Net cash inflow (outflow)	—	(4,209)	—	(17,894)
Cash (bank indebtedness), beginning of period	—	(1,156)	—	12,529
Bank indebtedness, end of period	—	(5,365)	—	(5,365)
Supplementary information:				
Interest paid	367	477	1,014	651
Income taxes paid	148	190	296	324

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004
($000'S EXCEPT PER UNIT DATA) (UNAUDITED)

Newalta Income Fund (the "Fund") was established by Deed of Trust dated January 16, 2003. The Fund is a Canadian income trust engaged, through its wholly-owned operating subsidiary Newalta Corporation (the "Corporation"), in maximizing the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of facilities, the Corporation delivers waste management solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries.

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of the Fund and its wholly-owned subsidiary companies and have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain information and disclosures normally required to be included in the notes to the audited annual financial statements have been omitted or condensed. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2004. These interim financial statements and the notes thereto should be read in conjunction with the consolidated financial statements of the Fund for the year ended December 31, 2004 as contained in the Annual Report for fiscal 2004.

Accounting measurements at interim dates inherently involve reliance on estimates and the results of operations for the interim periods shown in these financial statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated results of the Fund's operations and cash flows for the periods ended June 30, 2005 and 2004.

2) CHANGES IN ACCOUNTING POLICIES

A) VARIABLE INTEREST ENTITIES

In June 2003, the CICA issued Accounting Guideline 15 ("ACG-15"), Consolidation of Variable Interest Entities, which defines Variable Interest Entities as entities that have insufficient equity or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The standard provides guidance for determining when an entity is a Variable Interest Entity and who, if anyone, should consolidate the Variable Interest Entity. ACG-15 applies to all annual and interim periods beginning on or after November 1, 2004. The adoption of the standard does not have an impact on the consolidated financial statements of the Fund.

B) ASSET RETIREMENT OBLIGATIONS

In December 2002, the CICA issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard was effective for all fiscal years beginning

on or after January 1, 2004. The Fund estimates the undiscounted cash flows related to asset retirement obligations, adjusted for inflation, to be incurred over the estimated period of 20 years to be $14,720. The cumulative effect of this change in accounting standards was an increase to retained earnings at January 1, 2004 of $139.

3) SEASONALITY OF OPERATIONS

The ability to transport waste is dependent on weather conditions. During the winter months the ability to provide various site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for the Industrial segment. For the Oilfield segment, frozen ground during the winter months tends to provide an optimal environment for drilling activities and the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for the Corporation's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for both Oilfield and Industrial due to favourable weather conditions and market cyclicality. First quarter revenue ranges from 20% to 26% of year-end revenue and has averaged approximately 24%. Second quarter revenue has averaged approximately 22% of year-end revenue and ranges from 20% to 23%. Third quarter revenue ranges from 26% to 31% and has averaged approximately 27% of year-end revenue. Fourth quarter revenue has averaged approximately 27% and ranges from 24% to 30%.

4) ACQUISITIONS

a) On March 1, 2005 the Corporation acquired an oilfield facility in Greencourt, Alberta. On April 15, 2005 the Corporation acquired an oilfield facility near Plover Lake, Saskatchewan. The amount of the considerations paid and the fair values of the assets received were:

	March 1, 2005	April 15, 2005	TOTAL
Total cash consideration	8,057	4,070	12,127
Plant and equipment	7,123	4,271	11,394
Intangibles	1,000	—	1,000
Asset retirement obligation	(66)	(201)	(267)
Total	8,057	4,070	12,127

b) The Corporation acquired a satellite oilfield facility located near Drumheller, Alberta on January 1, 2004; purchased a second satellite facility near Redwater, Alberta on March 1, 2004; acquired the business and assets of an industrial services company in Cranbrook, British Columbia on March 31, 2004; and acquired the assets of a centrifuge rental business located in Nisku,

Alberta on June 1, 2004. The amount of the consideration paid and the assets received were:

	January 1, 2004	March 1, 2004	March 31, 2004	June 1, 2004	TOTAL
Total cash consideration	2,029	4,057	4,760	5,005	15,851
Land	—	—	300		300
Plant and equipment	1,570	2,132	2,925	4,508	11,135
Intangibles	500	100	520	500	1,620
Petroleum and natural gas rights	—	500	—		500
Goodwill	—	1,400	1,030		2,430
Asset retirement obligation	(41)	(75)	(15)	(3)	(134)
Total	2,029	4,057	4,760	5,005	15,851

In both 2005 and 2004 the purchased assets consisted of stand-alone businesses that expanded the service offerings, geographic coverage, and customer base of the Corporation. The consolidated financial statements of the Fund include earnings from the closing date of the acquisition, for each acquisition. Certain of the above amounts are management's current estimate of the known and expected fair values of the assets acquired, and may change as final information becomes known.

5) LONG-TERM DEBT

	June 30, 2005	December 31, 2004
Extendible operating term facility	5,971	2,617
Extendible term facility	46,000	34,000
	51,971	36,617

Effective June 17, 2005, the Corporation secured an amended and restated credit facility which provided for a $25,000 extendible operating term facility plus a $65,000 extendible term facility. The credit facility is secured principally by a general security agreement over the assets of the Corporation. Interest on the facilities is subject to certain conditions, and may be charged at a prime based or a Banker's Acceptance ("BA") based rate, at the option of the Corporation. Currently the operating facility charges interest at the lenders' prime rate, or at the BA rate plus 1.25%. The extendible term facility charges interest at the lenders' prime rate plus 0.25%, or at the BA rate plus 1.75%. The operating and the term facilities are subject to an annual review and extension, at the option of the lender. The next review is scheduled on May 18, 2006. If an extension is not granted, principal repayments for the extendible term loan would commence 15 months after the annual review at the quarterly rate of one-twelfth of the outstanding indebtedness for three quarters and a balloon payment for the balance at the end of the fourth quarter. The operating loan, subject to certain conditions, would be due in full 12 months after the annual review.

Subsequent to the end of the period, on July 28, 2005, the Corporation entered into a revised credit agreement with a syndicate of four Canadian chartered banks. Under the new $130,000 credit agreement, Newalta's extendible operating line to fund working capital remains at $25,000 and the extendible term facility to fund growth increases from $65,000 to $105,000.

6) UNITHOLDERS' CAPITAL

Authorized capital of the Fund consists of a single class of an unlimited number of Trust Units.

The following table is a summary of the changes in Unitholders' capital during the period:

	UNITS/SHARES *(000's)*	AMOUNT
Units outstanding as at December 31, 2003	26,836	149,798
Rights exercised	410	3,378
Units issued under the DRIP program	48	994
Units outstanding as at December 31, 2004	27,294	154,170
Contributed surplus on rights exercised	—	1,107
Rights exercised	248	2,017
Units issued under the DRIP program	135	2,945
Units outstanding as at June 30, 2005	27,677	160,239

On October 15, 2004, the Fund implemented a Dividend Reinvestment Plan ("DRIP") which allows participating unitholders to increase their investment in the Fund through the automatic reinvesting of their monthly distributions in units. Under the terms of the DRIP, units are purchased by unitholders from the treasury of the Fund at a cost of 95% of the volume weighted average TSX trading price for the 10 trading days immediately preceding the distribution payment date.

The Fund declared distributions of $0.125 per unit for each of the months of January and February, 2005, increasing to $0.15 for the months of March through June 2005, for total declared distributions of $0.85 per unit for the six months ending June 30, 2005. During the three months ending June 30, 2005, $10,775 of cash was distributed to unitholders ($10,172 in the second quarter of 2004). During the six month period $19,688 of cash was distributed to unitholders ($18,627 during the same period in 2004).

7) RIGHTS TO ACQUIRE TRUST UNITS

	EXCHANGE RIGHTS	WEIGHTED AVERAGE EXERCISE PRICE	TRUST UNIT RIGHTS INCENTIVE PLAN	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2004	35,487	$ 0.01	1,284	11.46
Forfeited	—		(6)	9.08
Exercised	(35,487)	$ 0.01	(213)	9.47
Granted	—	—	400	23.22
Balance, June 30, 2005	—	—	1,465	14.97

8) INCOME TAX

On March 31, 2004, the Province of Alberta announced a reduction in the corporate tax rate from 12.5% to 11.5%. The Fund recognized the change in future tax rate by reducing the future income tax liability for the period ended March 31, 2004 by $650 or $0.02 per unit.

9) EARNINGS PER UNIT

Basic per unit calculations for the three months and six months ended June 30, 2005 and 2004 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units.

	Three Months Ended June 30		*Six Months Ended June 30*	
	2005	2004	2005	2004
Weighted average number of units	27,574	27,147	27,458	27,011
Net additional units if rights exercised	454	461	475	448
Diluted weighted average number of units	28,028	27,608	27,933	27,459

10) RECONCILIATION OF UNITHOLDER DISTRIBUTIONS DECLARED AND PAID

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	2005	2004
Cash provided by operating activities before non-cash working capital and asset retirement costs	13,122	11,681	28,540	25,484
Maintenance capital expenditures	(2,663)	(3,315)	(3,555)	(4,340)
Asset retirement and deferred costs	—	(29)	(40)	(55)
Net proceeds on sales of fixed assets	20	—	115	22
Principal repayments	—	(750)	—	(1,500)
Cash available for growth and distribution	10,479	7,587	25,060	19,611
Unitholder distributions declared	12,419	10,193	23,373	19,214
— per unit – $	0.450	0.375	0.850	0.710
Unitholder distributions – paid in cash	10,775	10,172	19,688	18,627
Unitholder distributions – units issued	1,615	—	2,945	—
— paid in cash – per unit $	0.391	0.375	0.717	0.690
— issued units – per unit $	0.059	—	0.108	—

RECONCILIATION OF ACCUMULATED UNITHOLDER DISTRIBUTIONS:

Balance, December 31, 2003	(22,958)
Unitholder distributions declared and paid in cash	(36,247)
Unitholder distributions declared	(3,412)
	(39,659)
Balance, December 31, 2004	(62,617)
Unitholder distributions declared and paid in cash or units	(19,221)
Unitholder distributions declared	(4,152)
	(23,373)
Balance, June 30, 2005	**(85,990)**

11) RECONCILIATION OF ASSET RETIREMENT OBLIGATION

The total future asset retirement obligation was estimated by management based on the anticipated costs to abandon and reclaim the Corporation's facilities and wells, and the projected timing of these expenditures. The net present value is estimated to be $5,320 ($5,033 in 2004) based on a total estimated future liability of $14,720. Cash expenditures to fulfill these obligations will be incurred over the next 20 years, with the majority of the expenses occurring in the 15 to 20 year range. The Fund used a discount rate of 8% and an inflation rate of 2% to calculate the present value of the asset retirement obligation.

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	2005	2004
Asset retirement obligation, beginning of period	5,009	4,939	4,875	4,736
Additional retirement obligations added through acquisitions	201	3	267	134
Costs incurred to fulfill obligations	—	(5)	(40)	(28)
Accretion	110	96	218	191
Asset retirement obligation, end of period	5,320	5,033	5,320	5,033

12) TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to the Fund. The total cost of these legal services during the three month period was $140 ($174 in 2004) and $223 for the six month period ended June 30, 2005 ($234 in 2004).

The Corporation provides Oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total amount invoiced by the Fund to Paramount Resources Ltd. during the three month period was $49 ($54 in 2004) and during the six month period ended June 30, 2005 was $508 ($226 in 2004).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13) COMPARATIVE FIGURES

Certain of the prior period's comparative figures have been reclassified to conform to the current period's presentation.

14) SUBSEQUENT EVENTS

On August 2, 2005, substantially all of the assets of WasteCo Environmental Services Ltd., an oilfield and industrial waste management operation, were acquired for total cash consideration of approximately $7,600.

15) SEGMENTED INFORMATION

The Fund has two reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Fund's executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resaleable products. The accounting policies of the segments are the same as those of the Fund.

For the three months ended June 30 ($000's)	OILFIELD	INDUSTRIAL	INTER-SEGMENT	UNALLOCATED[2]	CONSOLIDATED TOTAL
2005					
External revenue	29,761	17,276			47,037
Inter segment revenue[1]	125	9	(134)		—
Operating expense	15,200	12,884	(134)		27,950
Depreciation and accretion	2,719	1,304		375	4,398
Net margin	11,967	3,097		(375)	14,689
Selling, general and administrative				5,374	5,374
Interest expense				641	641
Operating income	11,967	3,097		(6,390)	8,674
Capital expenditures	7,989	831		1,697	10,517
Goodwill	12,182	1,030			13,212
Total assets	212,500	107,187		20,018	339,705
2004					
External revenue	24,099	16,350			40,449
Inter segment revenue[1]	87	17	(104)		—
Operating expense	11,805	12,644	(104)		24,345
Depreciation and accretion	2,144	1,275		219	3,638
Net margin	10,237	2,448		(219)	12,466
Selling, general and administrative				4,122	4,122
Interest expense				250	250
Operating income	10,237	2,448		(4,591)	8,094
Capital expenditures	11,950	1,819		942	14,711
Goodwill	12,182	1,030			13,212
Total assets	188,041	98,864		14,641	301,546

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.

[2] Management does not allocate selling, general & administrative, taxes, and interest costs in the segment analysis.

For the six months ended June 30 ($000's)	OILFIELD	INDUSTRIAL	INTER-SEGMENT	UNALLOCATED[2]	CONSOLIDATED TOTAL
2005					
External revenue	63,936	31,587			95,523
Inter segment revenue[1]	278	29	(307)		—
Operating expense	30,740	24,901	(307)		55,334
Depreciation and accretion	5,077	2,608		1,121	8,806
Net margin	28,397	4,107		(1,121)	31,383
Selling, general and administrative				10,410	10,410
Interest expense				1,284	1,284
Operating income	28,397	4,107		(12,815)	19,689
Capital expenditures	17,938	1,233		4,590	23,761
Goodwill	12,182	1,030			13,212
Total assets	212,500	107,187		20,018	339,705
2004					
External revenue	52,647	30,691			83,338
Inter segment revenue[1]	101	23	(124)		—
Operating expense	25,064	24,316	(124)		49,256
Depreciation and accretion	4,281	2,427		439	7,147
Net margin	23,403	3,971		(439)	26,935
Selling, general and administrative				8,253	8,253
Interest expense				326	326
Operating income	23,403	3,971		(9,018)	18,356
Capital expenditures	19,269	8,607		2,125	30,001
Goodwill	12,182	1,030			13,212
Total assets	188,041	98,864		14,641	301,546

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.

[2] Management does not allocate selling, general & administrative, taxes, and interest costs in the segment analysis.

CORPORATE INFORMATION

BOARD OF TRUSTEES OF NEWALTA INCOME FUND

BOARD OF DIRECTORS OF NEWALTA CORPORATION

CLAYTON H. RIDDELL [5]
Chairman of the Board
and Chief Executive Officer
Paramount Resources Ltd.
Calgary, Alberta

ALAN P. CADOTTE
President and Chief Executive Officer
Newalta Corporation
Calgary, Alberta

RONALD L. SIFTON
Senior Vice President, Finance
and Chief Financial Officer
Newalta Corporation
Calgary, Alberta

ROBERT M. MACDONALD [1,3]
Independent Businessman
Calgary, Alberta

R. VANCE MILLIGAN, Q.C. [3,4,6]
Partner
Bennett Jones LLP
Calgary, Alberta

FELIX PARDO [1,4]
Independent Businessman
Cambridge, Massachusetts

R.H. (DICK) PINDER [1,2]
President
Kingsmere Corporate Finance Ltd.
Calgary, Alberta

GORDON E. PRIDHAM [2,3]
President
Edgewater Capital Inc.
Toronto, Ontario

BARRY D. STEWART [2,4]
Independent Businessman
Calgary, Alberta

[1] *Audit Committee*
[2] *Compensation Committee*
[3] *Corporate Governance and Nominating Committee*
[4] *Environment, Health and Safety Committee*
[5] *Chairman of the Board*
[6] *Corporate Secretary*

OFFICERS OF NEWALTA CORPORATION

ALAN P. CADOTTE
President and Chief Executive Officer

RONALD L. SIFTON
Senior Vice President, Finance
and Chief Financial Officer

TERRY P. DONALESHEN
Vice President, Human Resources and
Environment, Health and Safety

PETER A. DUGANDZIC
Vice President, Oilfield

ROBERT L. MORIN
Vice President, Finance

ALAN P. SWANSON
Vice President, Industrial

J. CRAIG WILKIE
Vice President, Business Development

TOOK WHITELEY
General Counsel

HEAD OFFICE

Suite 1200, 333 – 11 Avenue SW
Calgary, Alberta T2R 1L9
Tel: (403) 266-6556
Fax: (403) 262-7348
www.newalta.com

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

LEGAL COUNSEL

Bennett Jones LLP
Calgary, Alberta

BANKERS

Canadian Imperial Bank of Commerce
Bank of Montreal
Royal Bank of Canada
The Bank of Nova Scotia
Calgary, Alberta

STOCK EXCHANGE

The Toronto Stock Exchange
Symbol: NAL.UN

TRANSFER AGENT AND REGISTRAR

Valiant Trust Company
Calgary, Alberta

NEWALTA.COM

We have expanded our website to include more detailed information on Newalta Income Fund and Newalta Corporation. For the most current news, visit newalta.com.

NEWALTA

1200, 333 – 11 AVENUE SW
CALGARY, ALBERTA, CANADA
T2R 1L9
TELEPHONE (403) 266-6556
FAX (403) 262-7348

NEWALTA.COM

File No. 82-34834

FORM 52-109FT2

BARE CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Alan P. Cadotte, President and Chief Executive Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund, (the issuer) for the interim period ended June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 12, 2005

(signed) *Alan P. Cadotte*

Alan P. Cadotte
President and Chief Executive Officer of Newalta Corporation, the administrator of Newalta Income Fund

FORM 52-109FT2

BARE CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Ronald L. Sifton, Senior Vice President and Chief Financial Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund, (the issuer) for the interim period ended June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 12, 2005

(signed) *Ronald L. Sifton*
Ronald L. Sifton
Senior Vice President and Chief Financial Officer
of Newalta Corporation, the administrator of
Newalta Income Fund